APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Brothers Taphouse LLC
Balance Sheet - unaudited
For the period ended 06/30/2021

		Current Period 30-Jun-21	
ASSETS			
Current Assets:			
Cash	$	38,321.97	
Petty Cash		-	
Accounts Receivables		-	
Inventory		-	
Prepaid Expenses		-	
Employee Advances		-	
Temporary Investments		-	
Total Current Assets		38,321.97	
Fixed Assets:			
Land		-	
Buildings		-	
Furniture and Equipment		-	
Computer Equipment		-	
Vehicles		-	
Less: Accumulated Depreciation		-	
Total Fixed Assets		-	
Other Assets:			
Trademarks		-	
Patents		-	
Security Deposits		4,413.00	
Other Assets		-	
Total Other Assets		4,413.00	

TOTAL ASSETS				$	42,734.97	
LIABILITIES						
Current Liabilities:						
Accounts Payable				$	-	
Business Credit Cards					-	
Sales Tax Payable					-	
Payroll Liabilities					-	
Other Liabilities					-	
Current Portion of Long-Term Debt					-	
Total Current Liabilities					-	
Long-Term Liabilities:						
Notes Payable					20,000.00	
Mortgage Payable					-	
Less: Current portion of Long-term debt					-	
Total Long-Term Liabilities					20,000.00	
EQUITY						
Capital Stock/Partner's Equity					-	
Opening Retained Earnings					-	
Dividends Paid/Owner's Draw					-	
Net Income (Loss)					-	
Total Equity					-	
TOTAL LIABILITIES & EQUITY				$	20,000.00	
Balance Sheet Check					22,734.97	

I, Steven Jacobs, certify that:

1. The financial statements of Brothers Taphouse LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Brothers Taphouse LLC has not been included in this Form as Brothers Taphouse LLC was formed on 03/25/2021 and has not filed a tax return to date.

Signature   *Steven Jacobs*

Name: Steven Jacobs

Title: Managing Member